Exhibit 12.1
SUPERIOR WELL SERVICES, INC.
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES
AND PREFERENCE SECURITIES DIVIDENDS*
(In Thousands, Except Ratios)

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes	$20,943	$62,325	$52,714	$23,293	$9,797	$8,214
Plus: fixed charges	410.0	282.0	478.0	566.0	310.0	78.0

Earnings available for fixed charges	$21,353	$62,607	$53,192	$23,859	$10,107	$8,292

Fixed Charges:
Interest expense	$410.0	$282.0	$478.0	$566.0	$310.0	$78.0

Total fixed charges	$410.0	$282.0	$478.0	$566.0	$310.0	$78.0

Ratio of Earnings to Fixed Charges	52.1x	222.0x	111.3x	42.2x	32.6x	106.3x

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     * Our consolidated ratios of earnings to fixed charges plus preferred stock dividends for the periods indicated is identical to our consolidated ratios of earnings to fixed charges as we do not have any outstanding preference securities dividends.